   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1997.

                                                       REGISTRATION NO. ________
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                   ----------


                                   KMG-B, INC.
                 (Name of Small Business Issuer in its charter)


          TEXAS                                        75-2404468
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                    Identification No.)


                          10611 HARWIN DRIVE, SUITE 402
                              HOUSTON, TEXAS 77036
                                 (713) 988-9252
              (Address, including zip code, and telephone number,
         including area code, of Issuer's principal executive offices)


                                   ----------


           Securities to be registered under Section 12(g) of the Act:
                                  COMMON STOCK
                                (Title of class)

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

ITEM 1.   DESCRIPTION OF BUSINESS

BACKGROUND OF THE COMPANY

     GENERAL

     KMG-B, Inc., a Texas corporation (the "Company") was incorporated in the State of Texas in 1992 under the name Water Point Manufacturing, Inc. as a wholly-owned subsidiary of Water Point Systems, Inc. ("Water Point"), a Texas corporation. Water Point was engaged in the business of selling water filtration systems for home and office use and designing, constructing and distributing water vending machines. The Company was formed to purchase component parts and assemble vending machines for Water Point. However, Water Point and the Company were unsuccessful in the water filtration business and they ceased operations late in 1994.

     BANKRUPTCY PROCEEDINGS; SUMMARY OF THE PLAN OF REORGANIZATION

     Water Point and the Company each filed a petition under Chapter 11 of the United States Bankruptcy Code on March 10, 1995 and June 30, 1995, respectively, in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Court"). The Court authorized the joint administration of both cases. On September 1, 1995, the First Amended Joint Plan of Reorganization was filed for Water Point and the Company by the official committee of unsecured creditors and the bankruptcy trustee. The First Amended Joint Plan of Reorganization was confirmed by the Court on October 10, 1995, modified by the Court on May 29, 1996 and clarified by it on September 12, 1996 (as modified and clarified, the "Plan").

     The Plan provided for the vesting of all the assets of Water Point and the Company in a liquidating trust administered by a trust committee and distribution of the proceeds to secured, priority and unsecured creditors.

     With respect to the Company, the Plan provided that the Company would remain in existence, although all capital stock outstanding as of the filing date of the bankruptcy petition was canceled. Under the Plan, the reorganized Company issued shares of its common stock, par value $.01 per share (the "Common Stock") to certain of its creditors. Creditors with allowed unsecured claims received a PRO RATA distribution of 40% of the newly-issued shares of Common Stock.

     The Company secured a post-petition loan in the amount of $20,000 from Halter Financial Group, Inc., a Texas corporation ("HFG"), to meet certain of the costs and expenses associated with the reorganization effort. Under the Plan, HFG received 60% of the shares of Common Stock in satisfaction of the $20,000 loan and for services to be rendered and expenses to be incurred by HFG in connection with an anticipated post-confirmation acquisition or merger transaction between the Company and a privately-held operating business.

     According to the Plan, the Company was discharged from any and all debts and liabilities that arose before October 23, 1996.

     In connection with the Company's bankruptcy proceedings, the Company's name was changed to W.P. Acquisition Corp.

     ACQUISITION OF KMG-BERNUTH, INC.

     The Company's initial business purpose was to seek an acquisition or merger transaction with an operating business with growth potential, whereby its shareholders would benefit by owning an interest in a viable business enterprise. Although the Company had no significant assets or operations, it possessed a shareholder base which made it an attractive acquisition or merger candidate to a privately-held corporation.

     In order to further its initial business purpose, on October 15, 1996 the Company acquired all of the issued and outstanding stock of KMG-Bernuth, Inc., a Delaware corporation ("KMG") formed in 1988, pursuant to a stock exchange agreement (the "Stock Exchange Agreement") dated September 13, 1996. In accordance with the Stock Exchange Agreement, the common stock of KMG was acquired from its former stockholders in exchange for 6,510,000 shares of Common Stock. After giving effect to a 1 for 1.5 reverse split of Common Stock outstanding immediately prior to the acquisition of KMG, the former stockholders of KMG became owners of approximately 93% of the issued and outstanding shares of Common Stock. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

     In connection with the acquisition of KMG, the Company changed its name to KMG-B, Inc., the Company's sole officer and director resigned and the Company's shareholders elected the persons serving on KMG's board of directors as directors of the Company.

     Unless the context otherwise requires, references hereinafter to the "Company" shall mean KMG-B, Inc. and any of its subsidiaries, including KMG. All references hereinafter to share amounts reflect the 1 for 1.5 reverse split of Common Stock. The Company's principal executive office is located at 10611 Harwin Drive, Suite 402, Houston, Texas 77036 and its telephone number is (713) 988-9252.

CURRENT BUSINESS OF THE COMPANY

     GENERAL

     The Company manufactures, markets and distributes specialty, niche chemicals. At the present time, the Company principally manufactures, markets and distributes three wood preserving chemicals, pentachlorophenol ("penta"), creosote and sodium pentachlorophenate ("sodium penta"), to industrial customers engaged in the wood preserving business. The Company's customers use these products to treat wood products and then supply the treated wood products to end-users in a variety of industries, principally the railroad, utility and construction industries.

     The Company acquired a penta manufacturing and distribution business in 1988 from an affiliated company that had been engaged in the penta business since the early 1970's. The Company made several acquisitions after 1988 to expand its wood preserving product lines and distribution network. It acquired a creosote distribution business in early 1991 and a sodium penta distribution business late that same year.

     The Company's strategy is to continue to expand through acquisitions and internal development. The Company intends to seek, on a selective basis, acquisitions of businesses that have product lines that complement and expand its existing product lines, desirable new product lines, strategic distribution locations or attractive customer bases. The ability of the Company to implement its growth strategy will be dependent on its ability to identify, consummate and assimilate acquisitions on desirable economic terms, to successfully integrate new product lines and expand its existing product lines. There can be no assurance that the Company will be successful in implementing its growth strategy. Furthermore, the Company's ability to implement its growth strategy may be dependent to a certain extent upon obtaining financing for expansion, and there can be no assurance that financing will be available on acceptable terms.

     INDUSTRY OVERVIEW

     Wood preservative products are pesticides that prolong the useful life of treated wood by protecting the wood from mold, mildew, fungus and insects. The three primary chemicals used by the United States wood preserving industry are penta, creosote and chromated copper arsenate ("CCA"). Penta is used primarily to treat electric and telephone utility poles, creosote is used primarily for railroad cross-ties, bridge timbers and utility poles and CCA is used primarily for utility poles and lumber. Based on industry statistics available to the Company, wood preserving chemicals were used in the United States to treat approximately 578 and 634 million cubic feet of wood in calendar 1995 and 1994, respectively. CCA was used to treat approximately 78% of the wood in 1995 and 1994. Of the remaining 22%, creosote was used to treat approximately 16% and 15% in 1995 and 1994, respectively, and penta was used to treat 6% and 7% in 1995 and 1994, respectively. Management of the Company believes that CCA is used more widely than penta and creosote principally because CCA-treated lumber has a dry, non-oily appearance that makes it more suitable for the fences, decks and other home applications that comprise the largest part of the treated wood market.

     The Company currently supplies the United States wood treating industry with penta and creosote, each of which are supplied by only a few companies.
The Company is one of two companies that manufactures penta for distribution to the United States market. Furthermore, the Company believes that worldwide, there are only three other penta manufacturers. In addition, the Company is one of approximately six companies registered to supply creosote to the United States market. The Company is also one of the few companies that supplies sodium penta, a wood preserving product used primarily to treat freshly-cut lumber, to customers outside the United States. See "-Competition."

     PRODUCTS AND SERVICES

     PENTACHLOROPHENOL AND SODIUM PENTACHLOROPHENATE. Penta is formed through the reaction of phenol with chlorine. The Company manufactures penta in Matamoros, Mexico through KMG's subsidiary, Productos de Preservacion, S.A. de C.V. ("PPSA"), a Mexican maquiladora corporation that began operations in 1986. The Company arranges for the required phenol and chlorine to be supplied to PPSA, which in turn sells the penta it produces to the Company for sale and distribution to the Company's customers. As a by-product of the penta manufacturing process, the Matamoros facility also produces hydrochloric acid which is sold to distributors for use in the steel and oil well service industries in the United States and Mexico.

     The Matamoros facility produces both solid penta blocks and penta flakes. Those penta products are sold by the Company to its customers or made into a liquid solution of penta concentrate at the Matamoros facility or at the Company's blending and distribution facility in Tuscaloosa, Alabama. The penta blocks, flakes and solutions are sold to the Company's customers in the United States, primarily in Washington, Oregon, Oklahoma, Missouri, Mississippi, Alabama and Georgia. In addition, a portion of the flaked penta is reacted with caustic soda to produce sodium penta. The Company sells the sodium penta, which is not registered for use in the United States, to customers primarily in France, Portugal, England, Chile, Peru and Malaysia.

     CREOSOTE; DISTRIBUTION AGREEMENT WITH VFT AG. Creosote is produced by the distillation of coal tar, a by-product of the transformation of coal into coke. The Company markets and distributes creosote in the United States on an exclusive basis for VfT AG ("VfT"), a German corporation that the Company believes is among the world's largest manufacturers of creosote and other coal tar products.
VfT is the primary supplier of creosote to the Company. VfT ships creosote from Europe to a public storage facility located in New Orleans, Louisiana.
The creosote is then sold by the Company as VfT's agent to customers in Alabama, Georgia, Louisiana, Mississippi and Texas.

     The Company's agreement with VfT provides for VfT to supply quantities of creosote based on the mutual agreement of the parties and to pay the Company a fluctuating commission based on the FOB Europe price. The Company is obligated under the agreement to arrange for transportation and insurance of the creosote and to represent VfT in the United States with the EPA and certain industry trade groups. The agreement renews automatically each year but may be terminated by either party upon two years' notice. While the Company does not have any reason to believe that the distribution agreement will be terminated, there can be no assurance that the Company will be able to obtain a suitable alternative source of supply in the event of a termination. See "-Suppliers." The Company also purchases a limited quantity of creosote directly from United States manufacturers for distribution to its customers.

     SUPPLIERS

     The Company is dependent upon outside suppliers for all of its raw material requirements for its penta and sodium penta manufacturing operations and, therefore, is subject to fluctuations in the prices of such materials. The principal raw materials used in those operations are phenol, chlorine, solvent and caustic, each of which the Company purchases from a limited number of suppliers. The Company does not maintain supply contracts with any of its principal raw material suppliers, which include Aristech Chemical Corporation, CYDSA, Eastman Chemical Co., Fenoquimia, S.A. de C.V. and Pennwalt De Mexico. However, the Company believes that these raw materials are each readily available from a variety of sources and the loss of any of its raw material suppliers would not have a material adverse effect on its business, financial condition or results of operations.

     Most of the creosote sold by the Company is supplied by VfT. If the Company's contract with VfT were terminated, there can be no assurance that the Company would be able to obtain a suitable source of supply. The Company believes that the failure to obtain a suitable alternative source of supply in the event of such termination would have a material adverse effect upon its business, financial condition and results of operations.

     CUSTOMERS

     The Company sells its products to more than 80 customers on a regular basis. One customer, Texas Electric Cooperatives, Inc., accounted for approximately 10% of the Company's revenues for each of fiscal 1996 and 1995.

     MARKETING

     The Company markets its products in the United States through four employees and one independent commissioned sales agent. Outside the United States, the Company sells its penta and sodium penta directly and through sales agency contracts to local lumber producers or to chemical suppliers for those producers in over 20 countries.

     COMPETITION

     The Company is one of only two companies producing penta for sale in the United States. The Company believes that it currently supplies up to approximately 35% of the penta sold in the United States. The other penta producer in the United States is Vulcan Chemicals, Inc. It is headquartered in Birmingham, Alabama and produces penta at its facility in Wichita, Kansas. The Company believes that Vulcan Chemicals, Inc. has larger sales volumes and greater financial and other resources than the Company. The Company's international competitors include suppliers from Mexico, China and India.

     The Company believes that there are six producers of creosote that sell the product commercially in the United States, the largest of which is Koppers Industries, Inc. located in Pittsburgh, Pennsylvania. Other companies that produce creosote for sale in the United States include AlliedSignal, Inc. and Reilly Industries, Inc. The Company believes that each of those three creosote producers has larger sales volumes and greater financial and other resources than the Company. The Company believes that it currently supplies up to approximately 10% of the creosote sold in the United States.

     The Company does not supply CCA, the most widely-used wood preservative. The Company believes that there are three suppliers of CCA in the United States, Hickson Corporation, Chemical Specialties, Inc. and Osmose Wood Preserving, Inc. Each of those companies has larger sales volume and greater financial resources than the Company.

     Penta and creosote are pesticides that must be registered prior to sale under United States law. See "-Environmental and Safety Matters-Licenses, Permits and Product Registrations." As a condition to registration, any company wishing to manufacture and sell penta or creosote must provide to the Environmental Protection Agency substantial scientific research and testing data regarding the chemistry and toxicology of the products. That data must be generated by the applicant or the applicant must compensate other data providers for relying on their information. The Company believes that the cost of satisfying the data submission requirement serves as an impediment to the entry of new competitors in the United States market, particularly those with lesser financial resources. While the Company has no reason to believe that the licensing requirement will be discontinued or materially modified, there can be no assurances as to the effect of such a discontinuation or modification on the Company's competitive position.

     The Company believes that its ability to compete effectively is dependent upon providing its products at competitive prices, anticipating new markets and distribution channels for its products and maintaining a strong commitment to product quality and customer service.

     EMPLOYEES

     As of March 31, 1997, the Company had a total of 58 employees, all of whom are full-time employees. Nine of the Company's employees were employed at the Company's corporate offices in Houston, Texas, 43 were employed at the Matamoros facility and six were employed at the Tuscaloosa facility. None of the employees in the United States are represented by a labor union but 25 of PPSA's employees in Mexico are represented under a labor contract. The Company believes that it has good relations with its employees.

     ENVIRONMENTAL AND SAFETY MATTERS

     The Company's operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company believes that it is currently in substantial compliance with all such applicable laws and regulations. The Company must devote substantial financial resources to ensure such compliance. For a discussion of the Company's expenditures regarding environmental matters, see "Item 2. Management's Discussion and Analysis of Financial Condition and
Results of Operations-Liquidity and Capital Resources."

     The Company anticipates that the regulation of its business operations under federal, state and local environmental regulations in the United States and abroad will increase over time. The Company cannot at this time estimate the impact of increased regulation on the Company's operations, future capital expenditure requirements or the cost of compliance.

     UNITED STATES REGULATION. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and comparable state laws, an owner or operator of property from which releases of hazardous substances have occurred may be liable for investigation and remediation of any resulting contamination. In addition, the generator of hazardous substances may be responsible for all or a portion of any required investigation or remediation at offsite disposal locations. Under the Resource Conservation and Recovery Act, as amended ("RCRA"), a facility that treats, stores or disposes of hazardous wastes on-site may be liable for corrective action costs. In addition to CERCLA and RCRA, state laws and regulations may impose the same or broader liability.

     The Company's operations also are governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and the regulations thereunder.

     MEXICO REGULATION. The Company's Matamoros facility and its operations in Mexico are subject to various environmental laws, regulations and ordinances promulgated by governmental authorities in Mexico. The Secretariat of Environment, Natural Resources and Fisheries (SECRETARIATE DE MEDIO AMBIENTE, RECURSOS NATURALES Y PESCA: "SEMARNAP") is given overall responsibility for environmental regulation in Mexico. SEMARNAP's responsibilities include enforcement of Mexico's laws and regulations concerning air and water emissions and hazardous waste treatment, storage and disposal. SEMARNAP is given broad authority to enforce compliance with environmental laws and regulations and can require that operations be suspended pending completion of required remedial action.

     LICENSES, PERMITS AND PRODUCT REGISTRATIONS. Certain licenses, permits and product registrations are required for the Company's products and operations in the United States, Mexico and other countries in which the Company does business. Such licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers of pesticides such as penta and creosote are required to obtain a registration for their products under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") from the Environmental Protection Agency (the "EPA") in order to sell those products in the United States. Compliance with the registration system under FIFRA has had and will in the future have a material effect on the Company's business, financial condition and results of operations. The registration system requires an ongoing submission to the EPA of substantial scientific research and testing data regarding the chemistry and toxicology of pesticide products by manufacturers. Under an agreement reached with the other industry participant, the Company is responsible for its proportionate share of the research and testing costs pertaining to penta, based on its market share. The Company incurred expenses of approximately $0.53 million in connection with the FIFRA research and testing program in fiscal 1996.
Although a similar industry group funds a creosote research and testing program, the cost of that effort is borne by VfT.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEARS ENDED JULY 31, 1996 AND 1995

RESULTS OF OPERATIONS

     The following table sets forth the Company's net sales and certain other financial data, including the amount of the change between the fiscal years ended July 31, 1996 and 1995 and gross profit expressed as a percentage of net sales:

-------------------------------------------------------------------------------
                                      Year Ended July 31,          Increase/
                                  ---------------------------      (Decrease)
                                      1996          1995
-------------------------------------------------------------------------------
  Net sales.....................  $19,801,927     $16,401,205      $3,400,722
  Cost of sales.................   11,529,603      10,876,962         652,641
  Gross profit..................    8,272,324       5,524,243       2,748,081
  Gross profit percent..........           42%             34%
  Selling, general and
   administrative expense.......    4,005,742       3,032,564         973,178
  Operating income..............    4,266,582       2,491,679       1,774,903
  Other income (expense), net...      (81,553)       (206,258)        124,705
  Income before taxes...........    4,185,029       2,285,421       1,899,608
  Provision for income taxes....   (1,533,605)       (811,466)       (722,139)
  Net income....................    2,651,424       1,473,955       1,177,469
-------------------------------------------------------------------------------

     SALES REVENUE

     Net sales for fiscal 1996 increased $3.4 million over fiscal 1995, a 21% increase. The increase in fiscal 1996 was due to unit price increases and to increased sales volume. Approximately half of the $3.4 million increase in net sales came from a 20% unit price increase in certain of the Company's penta products in the United States. Prices for the Company's international sales of penta products and for creosote were essentially unchanged from fiscal 1995. Creosote sales volume, however, increased approximately 33% in 1996, which accounts for approximately half of the 1996 net sales increase. Management believes that creosote sales increased primarily because of a perception in the market of a quality advantage for the Company's creosote product and a desire to diversify sources of supply.

     GROSS PROFIT

     Gross profit increased by $2.7 million in fiscal 1996, a 50% increase. Approximately $1.7 million of that increase was due to a 20% average increase in the unit sales price of certain of the Company's penta products. Higher production rates at the Company's original Matamoros, Mexico facility due to the plant closure discussed below contributed approximately an additional $0.5 million to the gross profit improvement in fiscal 1996. Creosote gross profit rose about $0.3 million in fiscal 1996 due to higher sales volume.
The balance of the gross profit improvement of approximately $0.2 million was primarily due to the write-off of certain capitalized plant relocation costs to cost of goods sold in fiscal 1995.

     The Company built penta products inventory in fiscal 1996 in anticipation of the planned closure of its original Matamoros, Mexico facility to upgrade it and move it to a new location in Matamoros. The original facility ceased production in December 1996. See "-Liquidity and Capital Resources." The Company does not expect the new facility to start commercial production until May 1997. Although the increased size of the new facility will potentially give the Company the ability to expand into new product lines, it is not expected that changes to the original plant and equipment will result in material increases in penta manufacturing capacity, operating efficiency or cost savings.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased approximately $0.97 million in fiscal 1996. The increase was due in part because of certain performance bonuses paid in fiscal 1996 to executive officers and one other employee. Those bonuses increased to an aggregate of approximately
$0.18 million in fiscal 1996 from approximately $0.03 million in the prior fiscal year. See "Item 6. Executive Compensation."

     The increase was also due to costs incurred for penta environmental testing and plant relocation expenses. According to FIFRA, the environmental statute under which penta is registered for sale in the United States, the Company is obligated to provide the EPA with test data concerning the chemistry and toxicology of penta. In fiscal year 1996 the Company expensed approximately $0.53 million of penta testing costs as incurred. No penta testing costs were incurred in fiscal year 1995 but approximately $0.42 million of such costs were incurred in fiscal years prior to that fiscal year. The Company expects to continue to incur and expense additional costs for penta testing under FIFRA. The Company anticipates that such costs will not exceed an aggregate of approximately $1.0 million in the next two fiscal years, although there can be no assurance that the actual costs will not exceed current estimates.

     The Company's fiscal 1996 plant relocation expenses resulted from preparation for the Company's move to a new Matamoros manufacturing facility and to move certain operations from Texas to its current Matamoros facility. Those expenses amounted to $0.34 million in fiscal 1996 versus no comparable expense in fiscal 1995.

     INCOME TAX EXPENSE

     The Company's net provision for federal income taxes was 37% of income before tax in fiscal 1996 and 36% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash needs are primarily for capital expenditures for maintenance of its property, plant and equipment. The Company believes that its cash flows from operations and available borrowing under its Revolving Credit Facility (hereinafter defined) will be sufficient to fund its anticipated cash requirements in fiscal 1997. In the event that those sources are not sufficient to fund the Company's expenditures, the Company would be required to seek additional debt or equity financing from commercial lenders, institutional investors or individual investors. There can be no assurance that such financing will be available on acceptable terms.

     The Company's strategy includes expansion through acquisitions. There can be no assurance that the Company will be successful in its ability to identify, consummate and assimilate acquisitions on desirable economic terms. Furthermore, the Company's ability to consummate such acquisitions may be dependent to a certain extent upon obtaining additional debt or equity financing from commercial lenders, institutional investors or individual investors. There can be no assurance that such financing will be available on acceptable terms.

     As of the end of fiscal 1996 the Company had cash and cash equivalents of approximately $0.55 million. On August 1, 1996 the Company's wholly-owned subsidiary, KMG, obtained a working capital line of credit by entering into a Revolving Loan Agreement with SouthTrust Bank of Alabama, National Association (the "Revolving Credit Facility"), replacing a previous loan agreement. Under the Revolving Credit Facility, the Company may borrow up to the lesser of $2.5 million or a borrowing base (as defined therein). The Revolving Credit Facility contains various representations and warranties and affirmative and negative covenants applicable to KMG, including a limitation that equity investments or loans by the KMG not exceed

$0.25 million (other than funds to PPSA for the new Matamoros facility) and a requirement to obtain the lender's consent prior to replacing the President and chairman of the board directors of KMG, David L. Hatcher, or any merger, reorganization or recapitalization of KMG. In addition, the Revolving Credit Facility requires KMG to maintain a tangible net worth (as defined therein) of not less than $2.5 million and a fixed charge coverage ratio of 1.5 to
1.0. As of March 31, 1997, the borrowing base under its Revolving Credit Facility was approximately $2.2 million but no funds had been borrowed.

     Net cash provided by operations in fiscal 1996 was approximately $2.39 million as compared with approximately $1.12 million in fiscal 1995. That increase in net cash flow was due to an approximate $1.18 million increase in net income in fiscal 1996 as compared with fiscal 1995. Trade accounts receivable from operations decreased by approximately $0.07 million in fiscal 1996 as the Company improved its management of customer credit risk and payment terms. In fiscal 1995, the Company's trade accounts receivable increased by approximately $0.60 million because of penta products price increases implemented in the United States beginning in January 1995. Accounts payable in fiscal 1996 increased approximately $0.20 million due to the creosote volume sales increase in that year. Inventories grew by approximately $0.86 million (68%) during fiscal 1996. The growth of inventories was almost entirely the result of the Company's preparation for the closing of the Matamoros facility. Inventories of penta products were built to adequately support customer demand until commercial production of penta begins at the new facility. Management expects that commercial production will begin at the new facility in May 1997.

     The Company's investing activities consisted primarily of capital expenditures to upgrade the efficiency of the existing Matamoros facility, to acquire the new Matamoros site where the current facility will be moved and other initial relocation expenditures. In addition, the Company incurred capital expenditures to relocate certain manufacturing operations from Texas to the Matamoros facility. Additions to property, plant and equipment were $0.82 million in fiscal 1996 and $0.21 million in fiscal 1995. The Company anticipates that it will incur approximately $1.0 million in fiscal 1997 for all its capital expenditures, including expenditures for the relocation of the Matamoros facility. The Company believes that cash from operations will be sufficient to pay for those expenditures.

     The Company's capital expenditures and operating expenses for environmental matters, excluding FIFRA testing and data submission costs, were approximately $0.24 million in each of fiscal 1996 and 1995. The Company estimates that its capital expenditures and operating expenses for environmental matters other than FIFRA, but including investigation and remediation at its Matamoros, Mexico and Tuscaloosa, Alabama facilities as discussed below, will be at approximately the same level in fiscal 1997. The Company incurred expenses of approximately $0.53 million for FIFRA testing costs in fiscal 1996. The Company estimates that additional FIFRA testing expenses will not exceed approximately $1.0 million through fiscal 1998. Since environmental laws have traditionally become increasingly stringent, costs and expenses relating to environmental control and compliance may increase in the future. While the Company does not believe that the cost of compliance with existing or future environmental laws and regulations will have a material adverse effect on its business, financial condition or results of operations, there can be no assurance that costs of compliance will not exceed current estimates.

     In connection with the relocation of its Matamoros facility, the Company is obligated to clean the current Matamoros site of any environmental contamination. In addition, the Company conducts periodic ground water sampling at its facility in Tuscaloosa, Alabama as required by the Alabama Department of the Environmental Management ("ADEM"). A 1991 sampling revealed the presence of penta contamination and more recent sampling continues to show some contamination, although in lesser amounts. ADEM has not required any additional response at this time. The Company does not believe that costs for environmental investigation and remediation at either facility will materially impact liquidity or have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurances to this effect.

     The Company's financing activities are primarily composed of net payments under its working capital line of credit of approximately $0.92 in fiscal 1996 and $0.82 in fiscal 1995. The Company declared and paid dividends of $124,995 in August 1996 and $99,996 in August 1995.

SIX MONTHS ENDED JANUARY 31, 1996 AND 1997

RESULTS OF OPERATIONS

     The following table sets forth the Company's net sales and certain other financial data, including the amount of the change between the six month periods ended January 31, 1997 and January 31, 1996 and gross profit expressed as a percentage of net sales:

-------------------------------------------------------------------------------
                                  Six Months Ended January 31      Increase/
                                  ---------------------------      (Decrease)
                                      1997          1996
-------------------------------------------------------------------------------
  Net sales....................    $9,471,767      $9,701,163       ($229,396)
  Cost of sales................     5,512,813       5,700,893        (188,080)
  Gross profit.................     3,958,954       4,000,270         (41,316)
  Gross profit percent.........            42%             41%
  Selling, general and
   administrative expense......     1,634,356       1,815,362        (181,006)
  Operating income.............     2,324,598       2,184,908         139,690
  Other income (expense), net..        27,021         (34,926)        (61,947)
  Income before taxes..........     2,351,619       2,149,982         201,637
  Provision for income taxes...      (891,627)       (724,263)        167,364
  Net income...................     1,459,992       1,425,719          34,273
-------------------------------------------------------------------------------

     SALES REVENUE

     Net sales for the six months ended January 31, 1997 decreased approximately $0.23 million as compared to the six months ended January 31, 1996, a 2% decrease. The decrease was due to a decline in the volume of sales of certain penta products. Management believes that the decrease in penta product sales is within the range of normal variation.

     GROSS PROFIT

     Gross profit was essentially unchanged in the six months ended January 31, 1997 as compared to the same period in fiscal 1996. Unit prices were stable over the two periods. The effect on gross profit of increased production throughput in the first six months of fiscal 1997 as compared to fiscal 1996 was largely offset by reduced sales of higher gross margin penta products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses decreased in the six months ended January 31, 1997 as compared to the same period in fiscal 1996. Management believes that the decrease is within the normal range of variation and not indicative of a trend.

     INCOME TAX EXPENSE

     The Company's net provision for federal income taxes was 38% of income before tax in the six months ended January 31, 1997 as compared to 34% for the same period in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     As of January 31, 1997, the Company had cash and cash equivalents of approximately $0.14 million as compared to $0.03 million at the end of that same period in fiscal 1996. Net cash provided by operations during the six months ended January 31, 1997 was approximately $0.60 million as compared with $1.03 million for the same period in fiscal 1996.

     The decrease in net cash provided by operations is accounted for by a combination of factors. Net income in the six month period increased approximately $0.03 million during the first six months of fiscal 1997 as compared with the same period of fiscal 1996. Trade accounts receivable as of January 31, 1997 decreased as compared with January 31, 1996 because the mix of product sales in fiscal 1997 shifted toward products sold on shorter payment terms. Inventories increased by approximately $0.23 million during the first six months of fiscal 1997 as inventory was added to support customers during the move from the Company's original penta facility in Matamoros, Mexico to its new facility. Production at the original facility ceased early in December 1996. Accounts payable in the six months ended January 31, 1997 decreased
$0.91 million, a decrease in accounts payable that was $0.77 million greater than in the comparable period in fiscal 1996. That difference is primarily because of a reduction in raw material and other purchases in anticipation of the plant closure and because of normal timing differences in vendor payments. Income taxes payable were reduced in the first six months of 1997 by only
$0.06 million as compared to $0.33 million in the same period in 1996 because the Company had been able to defer the payment of approximately $0.30 million of its fiscal year 1995 taxes to fiscal year 1996. That payment deferral was not available for fiscal 1996 taxes.

     The Company's investing activities consist primarily of capital expenditures to accomplish the move to the new penta facility in Matamoros, Mexico. The new plant construction expenditures increased approximately $0.46 million in the six months ended January 31, 1997. New plant capital expenditures plus other additions to property, plant and equipment were approximately $0.59 million in the first six months of fiscal 1997. In the first six months of fiscal 1997, the Company also wrote off approximately $0.39 million in obsolete equipment and leasehold improvements but the write off had no material effect on net income since those assets were almost entirely depreciated.

     The Company's financing activities are primarily composed of net payments under its working capital line of credit made in the six months ended
January 31, 1996 of $0.84 million. The Company made no net borrowings or payments in the comparable period in fiscal 1997.

     New accounting standards have been issued for the computation of earnings per share that are effective for periods ending after December 31, 1997. Although the Company has not completed its evaluation of the impact, if any, of the future adoption of the new standards, management believes that their adoption will not have a material effect on the financial position or results of operation of the Company.


ITEM 3.   DESCRIPTION OF PROPERTY

     Set forth below is information with respect to certain of the Company's properties.

                                                                  LEASE
                                       APPROXIMATE    OWNED/    EXPIRATION
LOCATION               PRIMARY USE        SIZE        LEASED       DATE
--------               -----------     -----------    ------    ----------
Houston, Texas         Corporate       8,500 square   Leased    October 31,
                       Office             feet                     1997

Matamoros, Mexico      Manufacturing   47,000 square  Leased     Month to
 (original facility)                      feet                     month

Matamoros, Mexico
 (new facility)        Manufacturing      7 acres      Owned

Tuscaloosa, Alabama    Processing        1.5 acres    Leased     Month to
                       Distribution                                month


     The Company believes that all of these properties are adequately insured, in good condition and suitable for their anticipated future use. The Company is completing the construction of a new manufacturing facility in Matamoros, Mexico on property owned by PPSA. Production at the original facility ceased in December 1996. The equipment from the original facility has been moved to the new location and the new facility is expected to begin commercial production in May 1997. The Company believes that it will turn over the property leased at the original facility to the landlord in the Summer of 1997.

     The Company believes that if the leases for any of its facilities were not renewed or were terminated, other suitable facilities could be leased or purchased.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of April 21, 1997 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) the officers and directors of the Company individually and
(iii) the officers and directors of the Company as a group. All addresses are in care of the Company, 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

   ----------------------------------------------------------------------
                                           NUMBER OF
     NAME                                 SHARES OWNED    PERCENT
     ----                                 ------------    -------
     David L. Hatcher....................  5,078,503         72
     Bobby D. Godfrey (1)................    780,997         11
     Fred C. Leonard III (2).............    651,000          9
     George W. Gilman (3)................    172,238          2
     Charles M. Neff, Jr. ...............         --         --
     Thomas H. Mitchell (4)..............         --         --
     Directors and executive
      officers as a group (6 persons)....  6,682,738         96
   ----------------------------------------------------------------------

     (1) Mr. Godfrey granted to Valves Incorporated of Texas, Inc. a right of first refusal to purchase the 780,997 shares of Common Stock owned by Mr. Godfrey. Mr. Leonard is an officer and a principal shareholder of that corporation and therefore may be deemed, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of that right of first refusal.

     (2) Mr. Leonard is an officer and a principal shareholder of Valves Incorporated of Texas, Inc. and therefore may be deemed, under the Exchange Act, the beneficial owner of the 651,000 shares of Common Stock owned by that corporation.

     (3) Mr. Gilman is an employee of Gilman Financial Corporation and the father of Jeffrey L. Gilman, an officer, director and principal shareholder of Gilman Financial

Corporation. Mr. Gilman may therefore be deemed, under the Exchange Act, the beneficial owner of 34,543 shares of Common Stock owned by that corporation. In addition, Gilman Financial Corporation or persons selected by it will receive 137,695 shares to be issued by the Company pursuant to the GFC Consulting Agreement (hereinafter defined). See "Item 7. Certain Relationships and Related Transactions." Mr. Gilman disclaims any beneficial ownership in the shares of Common Stock owned by Gilman Financial Corporation.

     (4) Pursuant to the Company's Stock Option Plan (hereinafter defined) on October 17, 1996, the Company granted Mr. Mitchell a non-qualified stock option to purchase 43,671 shares of Common Stock. The option is not exercisable within six months. See "Item 6. Executive Compensation."

     Mr. Hatcher is the owner of approximately 72% of the outstanding shares of the Common Stock and as such he is able to elect the Board of Directors and determine the outcome of other matters requiring shareholder action without the concurrence of any other shareholder.

ITEM 5.  MANAGEMENT

     Set forth below is certain information regarding the directors, executive officers and significant employees of the Company. Each of the directors of the Company will serve until the next annual meeting of shareholders or until his successor is elected and qualified. Executive officers of the Company are elected by the Board of Directors to hold office until their respective successors are elected and qualified.

     NAME                        AGE       POSITION(S)
     ----                        ---       -----------
     David L. Hatcher.......      53        President and Director
     Bobby D. Godfrey.......      57        Vice President and Director
     Charles M. Neff, Jr. ..      50        Director and Treasurer (KMG only)
     Fred C. Leonard III....      51        Secretary and Director
     George W. Gilman.......      54        Director
     Thomas H. Mitchell.....      52        Vice President (KMG only)
     Jack Vernie............      52        Controller

     Set forth below is a description of the backgrounds of the directors, executive officers and significant employees of the Company and KMG.

     DAVID L. HATCHER has served as a director and President of the Company since its acquisition of KMG in October 1996. Mr. Hatcher has also served as a director and President of KMG since 1985. Mr. Hatcher has worked in the wood treating industry since 1980 for predecessors and affiliates of KMG in various capacities, including engineer, general manager and President. Mr. Hatcher is also an officer and director of PPSA, KMG's subsidiary.

     BOBBY D. GODFREY has served as a director and Vice President of the Company since its acquisition of KMG in October 1996. Mr. Godfrey has also served as a director and Vice President of KMG since 1985.

     CHARLES M. NEFF, JR. has served as a director of the Company since its acquisition of KMG in October 1996. Mr. Neff has also served as a director of KMG since 1991 and as Treasurer since 1993. Mr. Neff has served as the Chief Executive Officer and President of Houston National Bank, N.A. since 1988.

     FRED C. LEONARD III has served as a director and Secretary of the Company since its acquisition of KMG in October 1996. Mr. Leonard has also served as a director of KMG since 1992 and as Secretary since 1993. Mr. Leonard has served as the Chairman of the Board, Chief Executive Officer and President of Valves Incorporated of Texas, Inc., a manufacturing company located in Houston, Texas since 1972. Mr. Leonard also currently serves as the Chairman of the Board and Treasurer of Agrimpex, Inc., a company that acts as a manufacturers' representative promoting sales of equipment and services in Turkey, and as Secretary of North Star Tours, Inc., a travel agency specializing in tours to Turkey.

     GEORGE W. GILMAN has served as a director of the Company since its acquisition of KMG in October 1996 and has also served as a director of KMG since 1995. Mr. Gilman has served as the Chief Executive Officer, President and as a director of Commerce Securities Corporation, a National Association of Securities Dealers, Inc. member firm, since 1982 and has practiced law with the law firm of George Gilman, P.C. since 1986.

     THOMAS H. MITCHELL has served as Vice President of KMG since 1994. Mr. Mitchell has been employed by KMG since 1988 in various capacities, including general sales manager.

     JACK VERNIE has served as Controller of the Company since its acquisition of KMG in October 1996. Mr. Vernie has also served as Controller of KMG since 1994. Prior to his employment with KMG, Mr. Vernie served as Controller of Golden West Refining Company, a petroleum refining company located in Santa Fe Springs, California, from 1983 to 1993.

     The Company is dependent to a significant extent upon the efforts and ability of Mr. Hatcher and its other executive officers and key personnel to manage the Company's business and operations. The loss of the services of Mr. Hatcher, the Company's other executive officers and key personnel could have a material adverse effect upon the business, financial condition and results of operations of the Company. None of the executive officers currently have an employment agreement with the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two committees, an Audit Committee and a Compensation Committee, each composed of at least two independent directors. The Audit Committee, composed of Messrs. Leonard, Neff and Gilman, makes recommendations to the Board of Directors regarding the independent public accountants of the Company and the annual audit of the Company's financial statements and accounts. The Compensation Committee, composed of Messrs. Leonard, Neff and Hatcher, makes recommendations to the Board of Directors regarding compensation for the Company's executive officers, directors, employees and agents.


ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth the cash and non-cash compensation paid by the Company to its chief executive officer and its two other most highly compensated executive officers for the fiscal years ended July 31, 1996, 1995 and 1994. None of the Company's other officers or directors received cash or non-cash compensation in excess of $100,000 for the fiscal year ended July 31, 1996.

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------
                                                            Long-Term
                                                           Compensation
                                     Annual Compensation       Awards
 Name and                            -------------------   -------------     All Other
Principal Position           Year     Salary      Bonus      Options(1)   Compensation (2)
------------------           ----     ------      -----      ----------   ----------------
David L. Hatcher             1996    $274,733   $122,000                      $42,673
  President                  1995     273,435     22,000                       44,041
                             1994     245,943          0                       51,699

------------------------------------------------------------------------------------------
Bobby D. Godfrey             1996      88,899     12,100                       16,726
  Vice President             1995      82,328          0                       17,594
                             1994      85,123      3,000                       20,922

------------------------------------------------------------------------------------------
Thomas H. Mitchell           1996      91,596     21,100                        4,790
  Vice President (KMG only)  1995      84,200      9,511                        3,400
                             1994      79,200     11,500           86           2,400
------------------------------------------------------------------------------------------

     (1) On July 31, 1994, KMG granted to Mr. Mitchell an option to purchase 86 shares of its common stock. The option was to become fully vested on July 31, 1997 at an exercise price of $109.93 per share. In connection with the transactions contemplated by the Stock Exchange Agreement, the option was canceled and a new nonqualified option was granted on October 17, 1996 under the Stock Option Plan with respect to 43,671 shares of Common Stock. The new option will become fully vested on July 31, 1997 at an exercise price of $.216 per share.

     (2) Includes payments made by the Company under its 401(k) Profit Sharing Plan and, for David L. Hatcher and Bobby D. Godfrey, the economic benefit of premiums paid by the Company under certain split dollar life insurance agreements. In fiscal 1996, the economic benefit of the split dollar agreements was $38,813 for Mr. Hatcher and $14,519 for Mr. Godfrey, respectively.


STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Stock Option Plan") was adopted on October 15, 1996 in order to encourage ownership of Common Stock by certain of the Company's directors, consultants and key employees and thus to create in them an increased interest in and a greater concern for the welfare of the Company. The Company has reserved 700,000 shares of Common Stock for issuance under the Stock Option Plan pursuant to the exercise of options. Unless extended or earlier terminated, the Stock Option Plan will terminate on August 31, 2007.

     The Stock Option Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The Stock Option Plan will be administered either by the Board of Directors or by a committee of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. Subject to the terms of the Stock Option Plan, the Board of Directors or the committee has the authority to grant options under the Stock Option Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants and key employees of the Company or any subsidiary or parent corporation are eligible to receive options under the Stock Option Plan, but only salaried employees of the Company or its subsidiaries or parent are eligible to receive incentive stock options.

     Options will be exercisable during the period specified in each option agreement and will be exercisable in accordance with a vesting schedule to be designated by the Board of Directors or the committee. Any option agreement may provide that options will become immediately exercisable in the event of a change or threatened change in control of the Company and in the event of certain mergers and reorganizations of the Company. Options may be subject to early termination within a designated period following the optionee's cessation of service with the Company.

     As of November 27, 1996, an option to purchase 43,671 shares of Common Stock had been granted under the Stock Option Plan, no part of which had been exercised or was exercisable.

DIRECTOR COMPENSATION

     Directors who are employees of the Company will not receive additional compensation for serving as directors. Each director, including directors who are employees of the Company, will receive a fee of $300 for attending each meeting of the Board of Directors or any committee of the Board of Directors. Directors will be reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     George W. Gilman, a director of the Company, is an employee of Gilman Financial Corporation ("GFC") and the father of Jeffrey L. Gilman, an officer, director and principal shareholder of GFC. GFC currently owns 34,543 shares of Common Stock and the Company will issue 137,695 additional shares of Common Stock for services rendered regarding the transactions contemplated by the Stock Exchange Agreement pursuant to a Consulting Agreement ("GFC Consulting Agreement") with GFC. Such services included (i) locating and performing due diligence upon potential merger or acquisition candidates, (ii) providing advice regarding the structure of the contemplated transaction and the corporate structure of the resulting entity and (iii) reviewing the Stock Exchange Agreement.

     The Company initially advanced $218,000 to David L. Hatcher in fiscal 1992. That indebtedness plus advances in subsequent fiscal years is evidenced by an unsecured promissory note dated July 15, 1994 in the principal amount of $252,984. The promissory note provides for semimonthly payments of $1,000, including interest at 6.5% per year, beginning on January 15, 1995. The amount owing under the promissory note was $260,302 and $267,265 for the fiscal years ended 1996 and 1995, respectively, and $249,514 as of January 31, 1997.

     The Company entered into split dollar life insurance agreements in 1991 with David L. Hatcher and Bobby D. Godfrey respecting life insurance policies. At the time the policies were obtained, David B. Hatcher II, the son of
David L. Hatcher, was the agent for the insurance company that issued the
policies.   According to the split dollar life insurance agreements, the Company is obligated to pay the entire premium due on the insurance policies and those payments are treated as advances to the insured. See "Item 6. Executive Compensation." All advances are to be repaid to the Company out of the proceeds of the policy or upon termination of the agreements. Premiums totaling $75,000 were paid by the Company in each of fiscal years 1996 and 1995.

     The Company's 401(k) Profit-Sharing Plan and its employee health insurance plan are also provided to the Company by the insurance company employing
David B. Hatcher II. The Company believes that the premiums and other terms of the split dollar insurance policies, the 401(k) Profit Sharing Plan and its employee health insurance plan are comparable to those provided by unrelated insurers.


ITEM 8.   LEGAL PROCEEDINGS

     The Company is a not a party to any legal actions or proceedings that it believes will have a material adverse effect on its business, results of operations or financial position.


ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Common Stock has been traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. under the trading symbol "KMGB" since January 28, 1997. In the period from January 28, 1997 to April 21, 1997, the approximate high and low bid quotations were $6.00 and $3.00 respectively. Such quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions. The quotations are based on information reported by the National Association of Securities Dealers, Inc.

     As of April 21, 1997, there were 6,862,474 shares of Common Stock issued and outstanding held by 492 holders of record.

     KMG declared and paid dividends of $124,995 in August 1996 and $99,996 in August 1995. However, the Company anticipates that future earnings will be retained to finance the continuing development of its business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan, the Company issued an aggregate of 352,474 shares of Common Stock to certain of its creditors on various dates in 1996. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of
Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

     On October 15, 1996, the Company issued to three stockholders of KMG an aggregate of 6,510,000 shares of Common Stock in exchange for an aggregate of 12,820 shares of common stock of KMG pursuant to the Stock Exchange Agreement. Such persons were each sophisticated, knowledgeable investors able to bear the economic risk of an investment in such shares. The Company relied on Section 4(2) of the Securities Act in that such transactions did not involve a public offering and were thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection with the foregoing transaction.


ITEM 11.  DESCRIPTION OF SECURITIES

GENERAL

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

     Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Subject to rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the Common Stock in the foreseeable future.

PREFERRED STOCK

     Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 1,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN OTHER MATTERS

     Certain provisions of Texas law, the Amended and Restated Articles of Incorporation and the Bylaws of the Company are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interest of the shareholders of the Company.

     LIMITATION ON PERSONAL LIABILITY OF DIRECTORS

     Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act (the "Miscellaneous Laws") authorizes corporations to include a provision in their articles of incorporation limiting or eliminating the personal liability of directors to corporations or its shareholders for monetary damages for an act or omission in the director's capacity as a director. The Amended and Restated Articles of Incorporation limit the liability of directors to the fullest extent permitted by the Miscellaneous Laws. Specifically, directors of the Company shall not be liable except for (a) a breach of the director's duty of loyalty to the Company or its shareholders; (b) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (d) an act or omission for which the liability of the director is expressly provided by an applicable statute. The inclusion of this provision in the Amended and Restated
Articles of Incorporation, may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

     BYLAW PROVISIONS AND AMENDMENT OF BYLAWS

     The Board of Directors of the Company, acting by a majority of directors then in office, may fill any vacancy or newly created directorship, provided that the Board of Directors may not fill more than two such directorships between successive annual meetings of the shareholders. The Bylaws provide that a special meeting of the shareholders may be called only by the President, the Chairman of the Board of Directors, a majority of the Board of Directors or shareholders owning a majority of all shares entitled to vote at the meeting. The Amended and Restated Articles of Incorporation provide that the Board of Directors has the exclusive power to adopt, alter, amend or repeal the Bylaws.

TRANSFER AGENT

     The Company's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.01-1 of the Texas Business Corporation Act (the "TBCA") provides that a corporation may indemnify any director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.
Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

     The Company's Bylaws also provide for indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the TBCA.

     Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1 of the TBCA. The Company intends to purchase directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

     The above discussion of the TBCA and the Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and Bylaws, respectively.

ITEM 13.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

     FINANCIAL STATEMENTS
                                                                            Page
                                                                            ----
     Independent Auditors' Report                                             29
     Consolidated Balance Sheets as of July 31, 1996
          and 1995 (Audited) and as of January 31, 1997 (Unaudited)           30
     Consolidated Statements of Income for the Years Ended
          July 31, 1996 and 1995 (Audited) and for the
          six months ended January 31, 1997 and 1996 (Unaudited)              31
     Consolidated Statements of Stockholders' Equity
          for the Years Ended July 31, 1996
          and 1995 (Audited) and for January 31, 1997 (Unaudited)             32
     Consolidated Statements of Cash Flows for the
          Years Ended July 31, 1996 and 1995 (Audited)
          and for the six months ended January 31, 1997
          and 1996 (Unaudited)                                                33
     Notes to Consolidated Financial Statements                            34-40

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
     KMG-B, Inc.

We have audited the accompanying consolidated balance sheets of KMG-B, Inc. and subsidiaries (the "Company") as of July 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMG-B, Inc. and subsidiaries as of July 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
September 20, 1996 (except for Notes 1 and 12
for which the date is April 16, 1997)

KMG-B, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                                                                JULY 31,
                                         JANUARY 31,  -------------------------
                                            1997          1996           1995
ASSETS                                  (UNAUDITED)

CURRENT ASSETS:
   Cash and cash equivalents            $  142,371    $  552,550     $   70,232
   Investment                               89,040        89,040         89,040
   Accounts receivable:
      Trade                              1,797,707     2,212,942      2,285,899
      Other                                210,997       134,836         74,644
   Note receivable - current                57,200         7,200         14,831
   Inventories                           2,355,474     2,129,790      1,264,800
   Prepaid expenses and other assets        63,329        66,103         68,238
   Deferred income tax asset                51,515       110,813         68,450
                                        ----------    ----------     ----------

         Total current assets            4,767,633     5,303,274      3,936,134

PROPERTY, PLANT AND EQUIPMENT -
 Net of accumulated depreciation         1,676,085     1,210,915        730,103

NOTE RECEIVABLE, Less current portion      249,514       253,102        264,644

OTHER ASSETS                               664,916       632,265        633,427
                                        ----------    ----------     ----------

TOTAL                                   $7,358,148    $7,399,556     $5,564,308
                                        ----------    ----------     ----------
                                        ----------    ----------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                     $  596,908    $1,505,733     $1,306,140
   Accrued liabilities                     701,979       912,310        531,295
   Notes payable                                          14,944         29,978
   Income taxes payable                     23,870        80,175        330,243
                                        ----------    ----------     ----------

       Total current liabilities         1,322,757     2,513,162      2,197,656

LONG-TERM DEBT                                                          921,184

DEFERRED INCOME TAX LIABILITY                                           110,502
                                        ----------    ----------     ----------

                Total liabilities        1,322,757     2,513,162      3,229,342
                                        ----------    ----------     ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value,
     10,000,000 shares authorized,
     none issued

   Common stock, $.01 par value;
     40,000,000 shares authorized,
     6,862,474 shares issued and
     outstanding                            68,625        68,625         68,625
   Additional paid-in capital              999,814     1,185,814      1,185,814
   Retained earnings                     4,966,952     3,631,955      1,080,527
                                        ----------    ----------     ----------

      Total stockholders' equity         6,035,391     4,886,394      2,334,966
                                        ----------    ----------     ----------

TOTAL                                   $7,358,148    $7,399,556     $5,564,308
                                        ----------    ----------     ----------
                                        ----------    ----------     ----------

See notes to consolidated financial statements.

KMG-B, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

                                        SIX MONTHS ENDED
                                           JANUARY 31,            YEAR ENDED JULY 31,
                                     -----------------------   --------------------------
                                        1997         1996         1996            1995
                                     ----------   ----------   -----------    -----------
                                           (UNAUDITED)
NET SALES                            $9,471,767   $9,701,163   $19,801,927    $16,401,205

COST OF SALES                         5,512,813    5,700,893    11,529,603     10,876,962
                                     ----------   ----------   -----------    -----------
      Gross profit                    3,958,954    4,000,270     8,272,324      5,524,243

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES            1,634,356    1,815,362     4,005,742      3,032,564
                                     ----------   ----------   -----------    -----------
      Operating income                2,324,598    2,184,908     4,266,582      2,491,679

OTHER INCOME (EXPENSE):
   Interest income                       21,489       15,784        38,689         26,031
   Interest expense                        (282)     (27,076)      (30,779)      (190,823)
   Other                                  5,814      (23,634)      (89,463)       (41,466)
                                     ----------   ----------   -----------    -----------
      Total other income (expense)       27,021      (34,926)      (81,553)      (206,258)
                                     ----------   ----------   -----------    -----------
INCOME BEFORE INCOME TAXES            2,351,619    2,149,982     4,185,029      2,285,421

PROVISION FOR INCOME TAXES             (891,627)    (724,263)   (1,533,605)      (811,466)
                                     ----------   ----------   -----------    -----------
NET INCOME                           $1,459,992   $1,425,719   $ 2,651,424    $ 1,473,955
                                     ----------   ----------   -----------    -----------
                                     ----------   ----------   -----------    -----------
NET INCOME PER SHARE                 $     0.21   $     0.21   $      0.39    $      0.21
                                     ----------   ----------   -----------    -----------
                                     ----------   ----------   -----------    -----------
WEIGHTED AVERAGE SHARES
 OUTSTANDING                          6,862,474    6,862,474     6,862,474      6,862,474
                                     ----------   ----------   -----------    -----------
                                     ----------   ----------   -----------    -----------

See notes to consolidated financial statements.

KMG-B, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                  COMMON STOCK
                              -------------------   ADDITIONAL                  TOTAL
                                SHARES      PAR      PAID-IN      RETAINED    TOCKHOLDERS'
                                ISSUED     VALUE     CAPITAL      EARNINGS      EQUITY
                              ---------   -------   ----------   ----------   ----------
BALANCE AT
   AUGUST 1, 1994             6,862,474   $68,625   $1,185,814   $  (80,547)  $1,173,892

   Effect of merger                                                (312,881)    (312,881)

   Net income                                                     1,473,955    1,473,955
                              ---------   -------   ----------   ----------   ----------
BALANCE AT
   JULY 31, 1995              6,862,474    68,625    1,185,814    1,080,527    2,334,966

   Dividends                                                        (99,996)     (99,996)

   Net income                                                     2,651,424    2,651,424
                              ---------   -------   ----------   ----------   ----------
BALANCE AT
   JULY 31, 1996              6,862,474    68,625    1,185,814    3,631,955    4,886,394

   Dividends (unaudited)                                           (124,995)    (124,995)

   Stock registration costs
    (unaudited)                                       (186,000)                 (186,000)

   Net income (unaudited)                                         1,459,992    1,459,992
                              ---------   -------   ----------   ----------   ----------
BALANCE AT
   JANUARY 31, 1997
   (unaudited)                6,862,474   $68,625   $  999,814   $4,966,952   $6,035,391
                              ---------   -------   ----------   ----------   ----------
                              ---------   -------   ----------   ----------   ----------

See notes to consolidated financial statements.

KMG-B, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------

                                                           SIX MONTHS ENDED
                                                              JANUARY 31,              YEAR ENDED JULY 31,
                                                     ---------------------------   ----------------------------
                                                           1997          1996           1996           1995
                                                     ------------   ------------   ------------    ------------
                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $  1,459,992   $  1,425,719   $  2,651,424    $  1,473,955
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                         138,838        199,137        416,371         341,553
    Loss on sale of equipment                                                                           166,043
    Deferred income tax (benefit) provision                58,509        (66,069)      (160,090)        (88,555)
    Changes in operating assets and liabilities:
      Accounts receivable - trade                         415,235        116,694         72,957        (598,272)
      Accounts receivable - other                         (76,161)         9,765        (60,192)          2,463
      Inventories                                        (225,684)        20,232       (864,990)        110,738
      Prepaid expenses and other assets                     2,774         (5,270)         2,135        (113,635)
      Accounts payable                                   (908,825)      (135,046)       199,593      (1,008,625)
      Accrued liabilities                                (210,331)      (205,141)       381,015         506,218
      Income taxes payable                                (56,305)      (330,822)      (250,068)        329,521
                                                     ------------   ------------   ------------    ------------

          Net cash provided by operating activities       598,042      1,029,199      2,388,155       1,121,404
                                                     ------------   ------------   ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment             (590,605)       (97,957)      (824,212)       (210,586)
  Proceeds from the sale of equipment                                                                   150,000
  Collection (additions to) of notes receivable           (46,412)         5,453         19,173          10,492
  Additions to investment                                                                               (50,000)
  Additions to other assets                               (45,265)       (34,664)       (64,584)        (74,997)
                                                     ------------   ------------   ------------    ------------

          Net cash used in investing activities          (682,282)      (127,168)      (869,623)       (175,091)
                                                     ------------   ------------   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable                                                                            18,571
  Net payments on line of credit                                        (837,711)      (921,184)       (823,465)
  Payment of dividends                                   (124,995)       (99,996)       (99,996)
  Principal payments on borrowings                        (14,944)        (3,679)       (15,034)       (130,819)
  Stock registration costs                               (186,000)
                                                     ------------   ------------   ------------    ------------

          Net cash used in financing activities          (325,939)      (941,386)    (1,036,214)       (935,713)
                                                     ------------   ------------   ------------    ------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                       (410,179)       (39,355)       482,318          10,600

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                                 552,550         70,232         70,232          59,632
                                                     ------------   ------------   ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $    142,371   $     30,877   $    552,550    $     70,232
                                                     ------------   ------------   ------------    ------------
                                                     ------------   ------------   ------------    ------------

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW
  INFORMATION:
  Cash paid during the year for interest             $        282   $     27,075   $     30,779    $    190,823
  Cash paid during the year for income taxes         $    889,425   $  1,121,155   $  1,943,763    $    570,500


See notes to consolidated financial statements.

KMG-B, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL - KMG-B, Inc. ("KMG-B") was incorporated in the state of Texas in 1992 under the name Water Point Manufacturing, Inc. as a wholly owned subsidiary of Water Point Systems, Inc. ("Water Point"), a Texas corporation. Water Point was engaged in the business of selling water filtration systems for home and office use and designing, constructing and distributing water-vending machines.

     Water Point and KMG-B each filed a petition under Chapter 11 of the United States Bankruptcy Court during March and June of 1995, respectively. During September 1995, a First Amended Joint Plan of Reorganization (the "Plan") was filed and subsequently confirmed by the official committee of unsecured creditors and the bankruptcy trustee. The Plan provided for the vesting of all assets of Water Point and KMG-B in a liquidation trust for the benefit of secured, priority and unsecured creditors. With respect to KMG-B, the Plan provided that it would remain in existence, although all capital stock outstanding as of the filing date of the petition would be canceled. According to the Plan, KMG-B was discharged from any and all debts and liabilities that arose prior to October 23, 1996.

     Following the Chapter 11 reorganization, KMG-B's business purpose was to seek an acquisition or merger transaction with an operating business with growth potential whereby its shareholders would benefit by owning an interest in a viable business enterprise. In order to further its initial business purpose, on October 15, 1996, pursuant to a stock exchange agreement dated September 13, 1996, KMG-B issued 6,510,000 shares of common stock (approximately 93% of its issued and outstanding common stock) in exchange for all of the issued and outstanding shares of common stock of KMG-Bernuth, Inc. ("KMG") in a transaction that has been accounted for as a reverse merger. KMG-B also issued 352,474 shares of common stock to other shareholders for certain services for KMG-B in connection with the Stock Exchange Agreements and in conjunction with the bankruptcy discharge.
     Prior to the transaction, KMG-B had no significant assets, liabilities or operations. The transaction between KMG-B and KMG provided KMG-B with a viable business enterprise and allowed KMG to became a public Company without going through an initial public offering. As KMG-B adopted "fresh-start" accounting as of the October 23, 1996 bankruptcy discharge date, the historical results of KMG have become the historical results of KMG-B.

     KMG is involved in the manufacture and distribution of wood treatment products. KMG and its 96% owned subsidiary, Products de Preservation, S.A. de C.V., a Mexican corporation, operate a pentachlorophenol ("penta") production plant. The penta plant began operations in March 1986 and has operated as a maquiladora in Matamoros, Mexico, since that date. On
     March 31, 1995, KMG merged with its former parent, Harwin Interests, Inc. ("HII"), with HII ceasing to exist. HII's principal asset was its investment in KMG. This transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests, with KMG assuming $312,881 of net tax liabilities of its previous parent.

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of KMG-B, KMG, PPSA and a wholly-owned inactive subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     In the opinion of management, the unaudited consolidated financial statements of the Company include all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of its financial position as of January 31, 1997, and the results of its operations, its cash flows and changes in stockholders equity for each of the six-month periods ended January 31, 1997 and 1996. Although management believes the disclosures in the financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and cash flows for the six-month period ended January 31, 1997 are not necessarily indicative of the results to be expected for the full year.

     CASH AND CASH EQUIVALENTS - The Company considers all investments with original maturities of three months or less to be cash equivalents.

     INVENTORIES - Inventories are valued at the lower of cost or market. Cost is determined using the first-in first-out ("FIFO") method.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Major renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

     Depreciation is principally computed on a straight-line method over the estimated useful lives of the assets. Depreciation expense was $272,639 and $279,370 in 1996 and 1995, respectively. The estimated useful lives of classes of assets are:

                     ASSET DESCRIPTION                   LIFE (YEARS)

               Leasehold improvements                        5 to 8
               Office and laboratory equipment                 5
               Plant and production equipment                5 to 10
               Transportation equipment                        3


     INCOME TAXES - Deferred income taxes are provided on the temporary differences between financial and taxable income. These differences result principally from computing depreciation and amortization using different methods for tax and financial reporting purposes.

     EARNINGS PER SHARE - Earnings per share are calculated based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") "Earnings per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company has not completed its evaluation of the impact, if any, on the future adoption of this Statement.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and debt approximate fair value because of the relatively short maturity of these instruments. It was not practicable to estimate the fair value of the Company's investment since it is in an untraded closely held entity. The notes receivable, including the current portion, are of a related-party nature and it is not practicable to estimate the fair value.

     CONCENTRATIONS OF CREDIT RISKS - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from wood treating manufacturers located worldwide. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer's financial condition.

     RECLASSIFICATIONS - Certain prior year balances have been reclassed to conform to the current year's presentation.

2.   INVENTORIES

     Inventories are summarized as follows:

                                                       1996           1995

          Chemical raw materials and supplies      $  195,565     $  117,137
          Finished chemical products                1,934,225      1,147,663
                                                   ----------     ----------

          Total                                    $2,129,790     $1,264,800
                                                   ----------     ----------
                                                   ----------     ----------


3.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment and related accumulated depreciation are summarized as follows:

                                                        1996          1995

               Plant and production equipment        $ 2,321,727   $ 2,018,427
               Transportation equipment                  191,025       244,041
               Office and laboratory equipment           171,835       226,778
               Leasehold improvements                    338,404       418,065
               Construction-in-progress (see Note 8)     427,958
                                                     -----------   -----------

                                                       3,450,949     2,907,311

               Less - accumulated depreciation        (2,240,034)   (2,177,208)
                                                     -----------   -----------

               Total                                 $ 1,210,915   $   730,103
                                                     -----------   -----------
                                                     -----------   -----------

4.   FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     Monetary assets and liabilities are translated to U.S. dollars at current rates and certain assets (notably plant and production equipment) are translated at historical rates. Income and expense items for PPSA are translated at average monthly rates of exchange except for depreciation and amortization expense. All gains and losses from currency translation for PPSA are included in operations. Foreign currency translation resulted in an aggregate exchange gain of $20,666 and $62,270 in 1996 and 1995, respectively.

5.   INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                         1996         1995

         Current federal provision                     $1,557,011    $827,312
         Current state provision                          136,684      72,709
         Deferred income tax benefit                     (160,090)    (88,555)
                                                       ----------    --------
         Total                                         $1,533,605    $811,466
                                                       ----------    --------
                                                       ----------    --------


     During 1995, the Company utilized approximately $160,000 of net operating loss carryforwards to offset current tax expenses. As of July 31, 1995, there was no net operating loss carryforward available to offset future taxable income.

     Deferred income taxes are provided for temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. As of July 31, 1996, deferred income taxes relating to temporary differences consisted of $110,813 of current deferred tax assets and $7,225 of noncurrent deferred tax assets (indicated in other assets). As of July 31, 1995, deferred income taxes relating to temporary differences consisted of $68,450 of current deferred tax assets and $110,502 of noncurrent deferred tax liabilities. No valuation allowance was required as of July 31, 1996 or 1995.

6.   OTHER ASSETS

     Other assets consist of the following:

                                                          1996        1995

         Advances for premiums on employee-owned
          life insurance policies (see Note 9)          $354,023    $279,024

         Licensing agreement, net of accumulated
          amortization of $63,452 on July 31, 1996
          and $39,524 on July 31, 1995                   256,548     280,476

         Loan costs, net of accumulated amortization
          of $58,097 on July 31, 1995                                 48,403

         Other                                            21,694      25,524
                                                        --------    --------

         Total                                          $632,265    $633,427
                                                        --------    --------
                                                        --------    --------

     During 1991, the Company entered into a technology licensing agreement resulting in the granting to the Company of an exclusive worldwide right and license to use and sublease certain proprietary and sales information and to manufacture and sell certain products for an indefinite period of time. Total cost to the Company for this license was $320,000, which is being amortized on a straight-line basis over a 15-year term which approximates the patent life of the products represented by this agreement.

7.   LONG-TERM DEBT


     During 1996, the Company maintained a line of credit with a bank that provided for borrowings of up to $3,500,000. The borrowing base was limited by a formula defined in the agreement based upon the amount of receivables and inventory. Interest payments were due monthly at 1% over the higher of the prime rate or the federal funds rate plus 1/2% with a minimum rate of 6%. The Company had no borrowings outstanding as of July 31, 1996. This agreement was terminated on July 31, 1996.

     Effective August 1, 1996, the Company entered into a new revolving line-of-credit agreement with a different bank that provides for borrowings of up to $2,500,000. The borrowing base under this agreement is limited by a formula defined in the agreement based on the amount of receivables and inventory. Interest payments will be due monthly at the base rate designated by the bank (8.25% at August 1, 1996). The line of credit is subject to a 1/4% unused line fee. Principal is due on November 30, 1997. The line of credit is secured by the Company's receivables, inventory and general intangibles and is partially guaranteed by the Company's majority stockholder. The loan agreement includes, among other things, restrictions on equity investments and loans made by the Company and requires the maintenance of a minimum fixed-charge coverage ratio and minimum net worth requirements.

8.   COMMITMENTS AND CONTINGENCIES

     COMMITMENTS

     OPERATING LEASES - The Company has operating leases for its office and warehouse facilities and certain transportation equipment. At July 31, 1996, the Company was obligated under these leases for the following future minimum lease commitments:

                          YEAR ENDING JULY 31,          AMOUNT

                                  1997                 $150,000
                                  1998                  150,000
                                  1999                  112,218
                                  2000                   65,756
                                  2001                    9,670
                                                       --------
                                  Total                $487,644
                                                       --------
                                                       --------

     Rent expense relating to the operating leases was $253,713 for the year ended July 31, 1996 and $258,299 for the year ended July 31, 1995.

     MANUFACTURING FACILITY - The Company is in the process of moving its manufacturing facility to a new location in Matamoros, Mexico. In connection with the move, the Company has entered into various agreements and commitments. Management estimates that the total costs related to the move will be approximately $1.4 million and that the new plant will be operational by May 1997.

     CONTINGENCIES

     ENVIRONMENTAL - As a manufacturer and supplier of wood treatment products, the Company is subject to a variety of federal health, safety and environmental laws. The federal government may implement new laws or regulations which amend or impose restrictions on the sale or use of the Company's raw materials and products. In management's opinion, the Company is currently in compliance with all applicable laws and regulations, and no actions or proceedings against the Company are known to be in process.

     In August 1988 the EPA issued a comprehensive data call-in notice for test data on all products covered under the Federal Insecticide, Fungicide and Rodenticide Act. This notice required product registrants, including KMG, to perform an extensive series of controlled tests and to provide the EPA with the results of those tests.

     To meet the EPA requirements and to mitigate the cost of doing so, KMG joined with another pentachlorophenol manufacturer in the creation of a "penta data task force" in July 1989. To date, this task force has performed the bulk of the EPA mandated tests. The data from these tests are consistent with historical pentachlorophenol test results and, as such, will not, in management's opinion, hinder the re-registration of pentachlorophenol products. Costs incurred by KMG of approximately $525,000 in fiscal year 1996 are included in general and administrative expenses. No costs were incurred in fiscal year 1995; however, costs of approximately $418,000 were expensed prior to fiscal year 1995.

     Management anticipates that the balance of the required testing will be completed during 1998. Since the EPA has the authority to amend testing protocols and/or to mandate additional tests, future costs to KMG are difficult to quantify. However, management estimates that these future costs will not exceed $1,000,000 and intends to expense these costs as incurred.

     LAWSUITS - The Company is involved in various claims and lawsuits in the normal course of business. Management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company's consolidated financial condition or operations.

9.   RELATED-PARTY TRANSACTIONS

     During 1991, the Company entered into "split-dollar insurance" arrangements with two officers/stockholders. Under these agreements, the Company advances funds for insurance premiums and records these advances as a noncurrent asset. The Company has a security interest in the insurance policies to the extent of the advances made. The security is to be satisfied either from death benefit proceeds or, in the event of termination of the agreement(s), by reimbursement from the officer(s)/stockholder(s).

     The Company advanced funds to an officer under an unsecured promissory note dated July 15, 1994. The amount is due in semimonthly installments of $1,000, including interest at 6.5%. As of July 31, 1996 and 1995, $260,302 and $267,265, respectively, was outstanding under this note.

     See "Related-Party Transaction" discussed in Note 12.

10.  EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution 401(k) plan covering substantially all its U.S. employees. The participants may contribute from 3% to 15% of their compensation, and the Company makes matching contributions under this plan equal to 3% of the participants' compensation. Company contributions to the plan totaled approximately $22,000 and $15,000 in fiscal years 1996 and 1995, respectively.

11.  SIGNIFICANT CUSTOMERS

     The Company had one significant customer in 1996 and 1995 whose sales as a percentage of total sales were 9.8% and 10%, respectively.

12.  SUBSEQUENT EVENTS

     STOCK OPTION PLAN - KMG-B adopted the 1996 Stock Option Plan (the "Stock Plan") on October 15, 1996 and reserved 700,000 shares of its common stock for issuance under the Stock Plan. The Stock Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The Stock Plan will be administered either by the KMG-B Board of Directors or by a committee of two or more nonemployee directors. Subject to the terms of the Stock Plan, the Board of Directors or the committee has the authority to grant options under the Stock Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants and key employees of KMG-B or any subsidiary are eligible to receive options under the Plan, but only salaried employees of KMG-B or its subsidiaries are eligible to receive incentive stock options.

     Options will be exercisable during the period specified in each option agreement and in accordance with a vesting schedule to be designated by the Board of Directors or the committee. Any option agreement may provide that options become immediately exercisable in the event of a change or threatened change in control of KMG-B and in the event of certain mergers and reorganizations of KMG-B. Options may be subject to early termination within a designated period following the optionee's cessation of service with the Company.

     As of November 27, 1996, an option to purchase 43,671 shares of common stock had been granted under the Plan, with no part of the option exercised or exercisable. The option will become fully vested on July 31, 1997 at an exercise price of $.216 per share and will be accounted for under the provisions of APB No. 25.

     RELATED-PARTY TRANSACTION - Effective October 15, 1996, an entity, that employs a director of the Company, which is also a shareholder of the Company, entered into a consulting agreement (the "Consulting Agreement") with the Company. Under the terms of the Consulting Agreement, the Company is obligated to issue 137,695 shares of its common stock for services rendered regarding the stock exchange agreement, referred to above, and other related matters. The number of shares to be issued is valued at $100,000, based on the estimated fair value of the services provided; however, issuance of the shares is contingent on the completion of the stock exchange agreement.

                                     ******

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  The financial statements filed as part of this Registration Statement in
     Item 13 are listed in the Index to Financial Statements contained in such Item.

(b)  The following documents are filed as exhibits to this Registration
     Statement:

     2.1 First Amended Joint Plan of Reorganization dated September 1, 1995, as modified and clarified to date. *

     2.2 Stock Exchange Agreement dated September 13, 1996 by and between W.P. Acquisition Corp., Halter Financial Group, Inc., KMG-Bernuth, Inc. and certain shareholders of KMG-Bernuth, Inc. *

     3 (i)     Amended and Restated Articles of Incorporation. *

     3 (ii)    Bylaws. *

     4.1       Form of Common Stock Certificate. *

     10.1 Agency Agreement dated January 1, 1987 by and between Bernuth, Lembcke Co. Inc. and VfT AG. *

     10.2 Revolving Loan Agreement dated August 1, 1996 by and between KMG-Bernuth, Inc. and SouthTrust Bank of Alabama, National Association. *

     10.3 $2,500,000 Revolving Note dated August 1, 1996 payable by KMG-Bernuth, Inc. to SouthTrust Bank of Alabama, National Association. *

     10.4      1996 Stock Option Plan. *

     10.5 Stock Option Agreement dated October 17, 1996 by and between KMG-B, Inc. and Thomas H. Mitchell. *

     10.6 Consulting Agreement dated October 15, 1996 by and between the Company and Gilman Financial Corporation. *

     10.7 Split Dollar Insurance Agreement dated November 8, 1991 between KMG-Bernuth, Inc. and David L. Hatcher. *

     10.8 Split Dollar Insurance Agreement dated December 13, 1991 between KMG-Bernuth, Inc. and Bobby D. Godfrey. *

     21.1      Subsidiaries of the Company. *

     27.1      Financial Data Schedule.

Documents marked by an (*) were filed on December 6, 1996 by the Company as part of its registration statement, file number 000-21839.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


KMG-B, INC.


By:     /s/  DAVID L. HATCHER                         Date: April 23, 1997
   --------------------------------
     David L. Hatcher, President